Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NBT Bancorp Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-97995 and 333-168332) on Form S-8 of NBT Bancorp Inc. of our report dated June 28, 2019, with respect to the statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

/s/ KPMG LLP

Albany, New York
June 28, 2019